Nano Dimension

Leading Manufacturing into the Future

Full Year 2023 Results


4.0

Yoav Stern, Chief Executive Officer & Member of the Board of Directors
Tomer Pinchas, Chief Financial Officer & Chief Operating Officer
Julien Lederman, VP Corporate Development

March 21st, 2024

NANO DIMENSION
Electrifying Additive Manufacturing®

Forward Looking Statements

This presentation of Nano Dimension Ltd. (the “Company” or “Nano Dimension”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its future share repurchases, momentum, expected cash burn for 2024, organic growth, increasing margins, business model, steady revenue growth compared to its peers, potential share repurchases and the potential benefits from the Reshaping Nano Initiative, including estimated annual savings. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company's annual report for the year ended December 31, 2022, filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

Highlights for 2023

Progress Reflects Focus on Growth Drivers and Financial Discipline

Headline financials

- **$56.3M annual revenue – a record**; 29% YoY growth
- **45% gross margin (IFRS);** Up from 32% in '22
- **48% adj. gross margin (non-IFRS)**[1]; Up from 46% in '22
- **$95M EBITDA loss**[1]: 60% less than in '22
- **$56M net loss**: 75% less than in '22

Business updates

- **Refreshed board** with a new chairman and director
- **"Reshaping Nano Initiative" (Q4/23)** with ~$25M-$30M savings
- **Repurchased $96M of shares**; more underway in 2024

Revenue


29% a record
$60M
$30M
$0M
FY 2022
FY 2023

Gross margin


41% in relative terms
50%
25%
0%
FY 2022
FY 2023

Adjusted gross margin


198 bps
50%
25%
0%
FY 2022
FY 2023

1 See reconciliation of IFRS to non-IFRS in slide 18

Customer success: NASA

Acquired for use in project to 3D print sodium ion batteries

Admaflex for 3D printing ceramics and metal


Admaflex 130
Evolution



Customer success:
Defense Branch of US Department of Defense

One of many deliveries to a branch of the US defense forces


DEPARTMENT OF DEFENSE
UNITED STATES OF AMERICA

DragonFly® for 3D printing electronics





Cannot reveal certain customer names based on the confidentiality agreements outlined in certain contracts

Customer success: Fraunhofer Institute

Sale is one of several to the leading German research group

Fraunhofer

DragonFly® for 3D printing electronics





Customer success: Unnamed industrial leader

Deal for robotics systems AND our largest order ever



Additive Electronics (AE) for robotic assembly



fox



Cannot reveal certain customer names based on the confidentiality agreements outlined in certain contracts

Customer success:
One of largest Western computer manufacturers
One of the largest size orders of the year



DragonFly® for 3D printing electronics


DragonFly IV
NANODIMENSION



Cannot reveal certain customer names based on the confidentiality agreements outlined in certain contracts

Customer success: A Western Nuclear Research Group

Nano's tech for advanced industrial innovation



DragonFly® for 3D printing electronics





Cannot reveal certain customer names based on the confidentiality agreements outlined in certain contracts

Product and R&D Developments

Innovation Milestones Drive Greater Market Penetration and Secure Competitive Advantage

Industrial AI from the DeepCube Group

- **Implementation into DragonFly® IV**
- **Commercialization of industrial AI** for 3rd parties
- **Patent filing for large language model analysis** of Data Generated by Industrial Machines

Materials, systems, and software

- **INSU 200** - a breakthrough dielectric material for AME
- **Fabrica GIGA series** – a new Micro-AM system
- **Admaflex 130 Entry** – a new ceramic and metal system
- **Flight Hub** – Improved software AME design to manufacturing capabilities

DeepCube



Fabrica GIGA series



Flight Hub



AdditiveFlow



Growth Scaling Up

Growth for Last Twelve Months (LTM) Revenue Demonstrates Business Momentum


55% CAGR
FY20 - FY23
$60M
$48M
$36M
$24M
$12M
$0M
$3M
$56M
Q4 2020 LTM
Q1 2021 LTM
Q2 2021 LTM
Q3 2021 LTM
Q4 2021 LTM
Q1 2022 LTM
Q2 2022 LTM
Q3 2022 LTM
Q4 2022 LTM
Q1 2023 LTM
Q2 2023 LTM
Q3 2023 LTM
Q4 2023 LTM

Nano's Growth Outpaces Peers

Revenue Increase Despite Challenges Endured by Others Comparable Companies

Nano Dimension vs. Peers
Revenue Growth for 2023 over 2022



35%
30%
25%
20%
15%
10%
5%
0%
(5%)
(10%)
(15%)
3D SYSTEMS
(9%)
Desktop Metal
(9%)
stratasys
(3%)
Markforged
(7%)
Peer Group Avg.[1]
(7%)
29%
NANODIMENSION

Source 2023 vs. 2022 YoY Revenue Increase % / Decrease % ([DDD, DM, MKFG, SSYS] filings and/or preliminary announcements)
1 Peer Group Avg. includes the overall average, non-weighted YoY revenue increase % / decrease %

Reshaping Nano Program

Remodeling the Organization Based on Synergies and Scale

Reshaping Nano

- Reduced $25M-30M in annual costs
  - To begin reflecting in Q1/2024 figures
- 2024 net cash burn expected: $12M-20M



Net cash burn[1]
Expected
2022
2023
2024
$M
-$20M
-$40M
-$60M
-$80M
-$100M
-$120M
-$140M
-$160M
2022 2023 2024

1 See key metrics in slide 19

Replenished Corporate Governance and Capital Allocation

The Company Actioned Investor Feedback In Terms of Stewardship and Capital Allocation

Corporate governance

We **ushered in several board changes**

- Separation of Chairman and CEO roles
  - **Dr. Yoav Nissan-Cohen** now Chairman
  - **Yoav Stern** continues as CEO and a director
- Fresh perspectives
  - **4-Star General Michael X. Garrett (Ret.)** joined
  - Two existing directors stepped down

Capital allocation

We **assessed (and continue to)** the best use of cash

- Returned capital via buy back
  - $**96 million worth of shares repurchased** via 1st program
  - A 2nd program is underway for up for **$200M**
  - **Both, till now, at ~30% below cash value per share**

Q&A

Appendix



Reconciliation for Non-IFRS Measures

EBITDA is a non-IFRS measure and is defined as earnings before interest income, income tax, depreciation and amortization. We believe that EBITDA, as described above, should be considered in evaluating the company's operations. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company's operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before other financial income, income tax, depreciation and amortization, share-based payments and other extraordinary income, net, which consists of additional compensation for damaged inventory, less reorganization costs (see Notes 6 and 18(C) to our financial statements). Other financial expense (income), net includes exchange rate differences as well as finance income for revaluation of assets and liabilities. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the company's operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company's operating performance without regard to non-cash items, such as expenses related to share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based payments expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company's operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company's performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.

Reconciliation for Non-IFRS Measures

The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards ("IFRS"), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit. See full reconciliation and explanation in Q4 2023 Nano Dimension press release published March 21st, 2024

Amounts in thousands of USD	Q4 2022	Q4 2023	FY 2022	FY 2023
Net income	(87,900)	(1,340)	(228,295)	(55,660)
Tax expenses	1,006	183	264	62
Depreciation and amortization	2,125	1,993	9,742	6,544
Interest income	(9,446)	(11,329)	(18,408)	(45,904)
EBITDA (loss)	**(94,215)**	**(10,493)**	**(236,697)**	**(94,958)**
Finance expenses (income) from revaluation of assets and liabilities	25,304	(5,748)	58,672	(21,887)
Exchange rate differences	(1,670)	(9,061)	16,135	(1,571)
Share-based payments expenses	5,926	4,291	32,563	20,101
Other extraordinary income, net[1]	0	(1,627)	0	(1,627)
Impairment losses on intangible assets	40,523	0	40,523	0
Adjusted EBITDA (loss)	**(24,132)**	**(22,638)**	**(88,804)**	**(99,942)**

	Q4 2022	Q4 2023	FY 2022	FY 2023
Gross profit	**7,671**	**7,028**	**14,051**	**25,458**
Depreciation and amortization	649	115	4,639	390
Share-based payments expenses	471	245	1,584	1,434
Adjusted gross profit	**8,791**	**7,388**	**20,274**	**27,282**

1 Additional compensation for damaged inventory, less reorganization costs

Key Metrics - FY 2023

Amounts in thousands of USD

Income Statement			Balance Sheet			Cash Flow		
	FY 2022	FY 2023		FY 2022	FY 2023		FY 2022	FY 2023
Total Revenue	43,633	56,314	Total Assets	1,203,458	1,064,338	Change in cash, cash equivalents and deposits	(323,309)	(180,456)
Adjusted Gross Profit[1]	20,274	27,282	Total Liabilities	53,166	48,552	Treasury shares repurchase	0	(96,387)
Adjusted Gross Margin	46%	48%	Total Shareholders Equity	1,150,292	1,015,786	Stratasys shares purchase of approx. 15%	(177,775)	0
Loss before taxes	(228,031)	(55,598)				Net Cash Burn[2]	(145,534)	(84,069)

1 See reconciliation of IFRS to non-IFRS in slide 18
2 Change in cash, cash equivalents and deposits net of treasury shares repurchase and Stratasys shares purchase

Thank you